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                             June 22, 2022

       Kin Sun Sze-To
       Chief Executive Officer
       Plastec Technologies, Ltd.
       c/o Unit 01, 21/F
       Aitken Vanson Centre
       61 Hoi Yuen Road
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Plastec
Technologies, Ltd.
                                                            Post-Effective
Amendment No. 10 to Registration Statement on Form F-1
                                                            Filed May 27, 2022
                                                            File No. 333-185212

       Dear Mr. Sze-To:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-effective Amendment No. 10 to Registraton Statement on Form F-1 filed May 27, 2022

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Hong Kong operating company but a
Cayman Islands holding company with current minimal
                                                        operations conducted by
your British Virgin Islands subsidiary and that this structure involves unique risks
to investors. Provide a cross-reference to your detailed discussion of risks facing the
company and the offering as a result of this structure.
 Kin Sun Sze-To
FirstName  LastNameKin
Plastec Technologies, Ltd.Sun Sze-To
Comapany
June       NamePlastec Technologies, Ltd.
     22, 2022
June 22,
Page  2 2022 Page 2
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2.       Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in China
and/or Hong Kong.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus
         summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company and subsidiaries, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of your subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
5. If your auditor is subject to the determinations announced by the PCAOB on December
         16, 2021, please disclose on your cover page, prospectus summary, and applicable risk factors that you have been identified by the Commission under the HFCAA. Disclose whether you have been provisionally or conclusively identified and the impact this may have on your ability to continue to offer your securities.
Prospectus Summary, page 1

6. Please revise the definition of China or the PRC to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of China or the PRC, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.
7.       Provide early in the summary a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity. Describe all contracts and
 Kin Sun Sze-To
FirstName  LastNameKin
Plastec Technologies, Ltd.Sun Sze-To
Comapany
June       NamePlastec Technologies, Ltd.
     22, 2022
June 22,
Page  3 2022 Page 3
FirstName LastName
         arrangements through which you claim to have economic rights and exercise control with respect to your subsidiaries. Identify clearly the entity in which investors are purchasing
         their interest and the entity(ies) in which the company   s operations
are conducted.
         Describe the relevant contractual agreements between the entities.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.
10. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risks Affecting our Company, page 4

11. Please revise this section to include a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the
         majority of the company   s operations in Hong Kong poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change
 Kin Sun Sze-To
Plastec Technologies, Ltd.
June 22, 2022
Page 4
         quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks. Risk Factors, page 6

13.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China and Hong Kong-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
14. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
U.S. laws and regulations, page 7

15. We note your disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to reflect that the Commission adopted rules to implement the
       HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
       Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please also clarify that if the HFCAA is amended to prohibit an issuer's securities from trading on any U.S. stock
FirstName LastNameKin Sun Sze-To
       exchange if its auditor is not subject to PCAOB inspections for two consecutive years
Comapany    NamePlastec
       instead of three, itTechnologies,
                           will reduce theLtd.
                                           time before your securities may be
prohibited from
       trading
June 22,       or delisted.
          2022 Page  4
FirstName LastName
 Kin Sun Sze-To
FirstName  LastNameKin
Plastec Technologies, Ltd.Sun Sze-To
Comapany
June       NamePlastec Technologies, Ltd.
     22, 2022
June 22,
Page  5 2022 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Jeffrey M. Gallant, Esq.